UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: NEXT Financial Group, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11740 Katy Freeway, Suite 600
(No. and Street)

Houston	TX	77079
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Trisha Tymkiw	315.609.7903	Trisha.Tymkiw@atriawealth.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman, LLP
(Name – if individual, state last, first, and middle name)

50 Rockefeller Plaza	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

11/02/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Trisha Tymkiw, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cadaret, Grant & Co., Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SARA A KERRY
NOTARY PUBLIC-STATE OF NEW YORK
No. 01KE6232868
Qualified in Onondaga County
My Commission Expires December 13, 2026

Signature: [signature]

Title:
Managing Director

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NEXT FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

NEXT FINANCIAL GROUP, INC.
DECEMBER 31, 2024

TABLE OF CONTENTS





CITRINCOOPERMAN®

Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 F 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors
NEXT Financial Group, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of NEXT Financial Group, Inc. as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of NEXT Financial Group, Inc. as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of NEXT Financial Group, Inc.'s management. Our responsibility is to express an opinion on NEXT Financial Group, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to NEXT Financial Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as NEXT Financial Group, Inc.'s auditor since 2020.
New York, New York
March 24, 2025

NEXT FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS

Cash and cash equivalents	$	8,100,938
Commissions receivable		2,719,876
Deposit with clearing broker		100,000
Other receivables, net		984,154
Other assets		729,798
Right-of-use assets		1,468,199
Property and equipment, net		186,773
Deferred tax asset		124,278
TOTAL ASSETS	$	14,414,016

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$	4,532,563
Lease liability		1,499,477
Commissions payable		2,241,628
Total liabilities		8,273,668

Stockholder's equity:

Common stock, $0.01 par value; 5,000 shares authorized, 5,000 shares issued and outstanding		50
Additional paid-in capital		6,404,180
Accumulated deficit		(263,882)
Total stockholder's equity		6,140,348
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	14,414,016

See accompanying note to the statement of financial condition

NOTE 1. <u>ORGANIZATION AND NATURE OF BUSINESS</u>

NEXT Financial Group, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly-owned subsidiary of NEXT Financial Holdings, Inc. ("Holdings") which is a wholly-owned subsidiary of a financial services company (the "Parent"). The Company's principal office is located in Houston, Texas. The Company has registered representatives located throughout the United States. Major sources of revenues are investment advisory fees and commissions from sales of mutual funds and insurance products. Other sources of revenues are commissions from sales of corporate stocks, municipal bonds and other securities.

NOTE 2. <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

<u>Cash and cash equivalents</u>
Cash equivalents consist of highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

<u>Basis of presentation and use of estimates</u>
The preparation of a financial statement in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Securities transactions</u>
Proprietary securities transactions are recorded on the trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

<u>Commissions and other receivables</u>
Commissions and other receivables are stated at the amounts the Company expects to collect. The determination of the amount of credit losses is based on the estimated credit worthiness of the counterparty. Other factors are considered by management based on relevant information about past events, current conditions and reasonable supportable forecasts as deemed necessary.

The Company continually monitors these estimates over the life of the receivable. The allowance for uncollectible accounts reflects the amount of loss that can be reasonably estimated by management. The allowance for uncollectible accounts was $0 and approximately $86,000 as of December 31, 2023, and 2024, respectively. The total of Commissions and other receivables at December 31, 2023 and 2024 was $3,917,132 and $2,719,876, respectively.

<u>Property and equipment</u>
Property and equipment are stated at cost and are depreciated based on their estimated useful lives using accelerated methods. Useful lives range from 3 to 7 years.

NOTE 2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Right-of-use assets and lease liabilities
The Company recognizes its leases in accordance with ASC Topic 842, *Leases*. The guidance increases transparency and comparability by requiring the recognition of right-of-use ("ROU") assets and lease liabilities on the statement of financial condition.

The Company conducts an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of ROU assets and lease liabilities, which required subjective assessment over the determination of the associated discount rates.

The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable and accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The present value of the lease payments was determined using a 5% incremental borrowing rate.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease term.

The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred. There is five years and one month left on the lease.

Income taxes
The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the difference are expected to affect taxable income. Valuation allowances are established when necessary, to reduce deferred tax assets to the amounts that are more likely than to be realized.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs.

Fair value measurements
Pursuant to FASB ASC 820, *Fair Value Measurement*, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE 2.   <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)</u>

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Current expected credit losses
ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326) introduced a credit loss methodology, Current Expected Credit Losses (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities, and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaced the multiple existing impairment methods in current US GAAP, which generally required that a loss be incurred before it is recognized.

For financial assets measured at amortized cost (e.g., cash and cash equivalents and receivables from clients), the Company has established an allowance for expected credit losses based on the nature and contractual life or expected life of the financial assets.

Recently Adopted Accounting Pronouncements
Effective January 1, 2024, the Company adopted the provisions of ASU 2023-07, *Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures* ("ASU 2023-07"). ASU 2023-07 requires incremental line-item disclosures about each reportable segment's expenses as well as profit and losses, among other requirements. As further detailed in footnote 12, the Company has evaluated the guidance and has determined that it operates as a single operating segment.

NOTE 2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Recent Accounting Pronouncements Not Yet Adopted

During the year, the FASB issued ASU 2023-09, *Improvements to Income Tax Disclosures*, to enhance the transparency and decision usefulness of income tax disclosures. The ASU expands annual income tax disclosures to address investor requests for more information about how the tax risks, tax planning and operational opportunities in an entity's worldwide operations affect the effective tax rate and future cash flows. The ASU is effective for annual periods beginning after December 15, 2024. The Company is currently evaluating the impact to the financial statements.

Subsequent events

The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statement. The Company evaluated subsequent events through March 24, 2025, which is the date the financial statements was issued.

NOTE 3.   **CONCENTRATIONS OF CREDIT RISK**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash accounts in financial institutions that periodically exceed federally insured limits. At December 31, 2024, the amount in cash accounts exceeding federally insured limits was approximately $3,890,000.

NOTE 4.   **DEPOSIT WITH CLEARING BROKER**

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully-disclosed basis. The clearing agreement requires the Company to maintain a deposit of $100,000 with the clearing broker. Such amount bears interest at current market rates.

NOTE 5.   **FAIR VALUE MEASUREMENTS**

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

    (a)   *Market approach*. Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

    (b)   *Cost approach*. Amount that would be required to replace the service capacity of an asset (replacement cost); and

    (c)   *Income approach*. Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

NOTE 5.   FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2024:

Assets:	Level 1	Level 2	Level 3	Total	Valuation technique
Money market funds, included in cash and cash equivalents	$ 3,732,160	$ -	$ -	$ 3,732,160	(a)
Securities owned, included in other assets	25,749	-	-	25,749	(a)
Total	$ 3,757,909	$ -	$ -	$ 3,757,909	

There were no transfers between levels during the year.

NOTE 6.   INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets as of December 31, 2024, are as follows:

Noncurrent deferred tax assets:	
Accrued liabilities	$ 93,725
Right of Use Asset	397,422
Other Assets	22,718
Total deferred tax assets	513,865
Noncurrent deferred tax liabilities:	
Accumulated Depreciation	(455)
Lease Liability	(389,132)
Total deferred tax liabilities	(389,587)
Net deferred tax assets and (liabilities)	$ 124,278

The Company recognizes valuation allowances on deferred tax assets if it is more likely than not that some or all of the deferred tax assets will not be realized. The Company has concluded that it is not currently more likely than not that the net deferred tax assets will be realized and has established a full valuation allowance at December 31, 2024.

NOTE 7.   PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2024:

Furniture and fixtures	$ 402,001
Leasehold improvements	533,752
Equipment	1,681,465
	2,617,218
Less: accumulated depreciation	(2,430,445)
Property and equipment, net	$ 186,773

NOTE 8.   COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may be a party to litigation or other regulatory matters. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

NOTE 9.   RELATED-PARTY TRANSACTIONS

Pursuant to an administrative service arrangement ("Affiliate Arrangement") with affiliated organizations, the Company is reimbursed and pays for services provided by certain employees and for overhead expenses. At December 31, 2024, there is a receivable of approximately $626,000 from the affiliates included in other receivables, and a payable of approximately $487,000 included in accounts payable and accrued expenses in the accompanying statement of financial condition.

Pursuant to an administrative service arrangement ("Parent Arrangement") with the Parent, the Company is reimbursed and pays for services provided by certain employees and for overhead expenses. At December 31, 2024, there is a payable of approximately $134,000 to the Parent that is included in accounts payable and accrued expenses in the accompanying statement of financial condition.

NOTE 10.   NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule15c3-1"), which requires the Company to maintain minimum net capital, as defined. Further, the rule requires that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1.

At December 31, 2024, the Company had net capital of $3,537,310, which was $3,083,612 in excess of its required net capital of $453,698. The Company's percentage of aggregate indebtedness to net capital was 192% at December 31, 2024.

NOTE 11.   PROFIT SHARING PLAN

The Company has a qualified profit-sharing retirement plan ("Plan") with a 401(k) deferred compensation provision covering all eligible employees as described in the Plan. The Company may make matching and/or discretionary contributions to the Plan, which are determined annually by management.

NOTE 12.   SEGMENT REPORTING

The Company is engaged in a single line of business as a licensed broker-dealer transacting securities and providing other products and services to and on behalf of customers which generate commission income, distribution fees, fees from advisory business, fees from marketing assistance, backoffice support fees and cash sweep fees services to clients. The Company has identified its FINOP as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 10), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends.

NOTE 12.   <u>**SEGMENT REPORTING (CONTINUED)**</u>

The Company's operations constitute a single operating segment and therefore, a single reportable segment, because CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The segment assets are $14,414,016.